

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Brian Thomas, Ph.D.
Chief Executive Officer
Metagenomi Technologies, LLC
1545 Park Avenue
Emeryville, CA 94608

> **Re: Metagenomi Technologies, LLC**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 11, 2023**
> **CIK 0001785279**

Dear Brian Thomas:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Use of Proceeds, page 94

1.   We note that you intend to fund IND-Enabling studies for "certain of [your] current programs" with the proceeds from this offering. Please revise to specify which programs you intend to fund with proceeds from the offering.

Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin M. O'Connor, Esq.